IAFF-FC Investments LLC
Statement of Financial Condition
September 30, 2024

Assets	
Cash	$ 53,365
Accounts receivable	2,309
Prepaid expense	8,036
Total assets	63,710
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	4,200
Total liabilities	4,200
Commitments and contingencies	
Member's Equity	59,510
Total liabilities and member's equity	$ 63,710